Filed by Abraxas Petroleum Corporation
                                                   (Commission File No. 0-19118)
                          Pursuant to Rule 425 Under the Securities Act of 1933,
                                                                     as amended,
                                        And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934,
                                                                     as amended.
                                    Subject Company:  Grey Wolf Exploration Inc.
                                                        (no Commission File No.)


                                  NEWS RELEASE

               ABRAXAS PETROLEUM COMMENCES TENDER OFFER TO ACQUIRE
                   REMAINING GREY WOLF EXPLORATION INC. SHARES

SAN ANTONIO, TX (Aug. 1, 2001) - Abraxas Petroleum Corporation (AMEX:ABP) today announced that its wholly-owned subsidiary, Abraxas Acquisition Corporation, has commenced an exchange tender offer to acquire any or all of the outstanding shares of Grey Wolf Exploration Inc. (TSE:GWX) not currently owned by Abraxas and its wholly-owned Canadian subsidiary, Canadian Abraxas Petroleum Limited, in exchange for 0.6 of a share of Abraxas common stock. Abraxas and Canadian Abraxas currently own approximately 48.3% of Grey Wolf's outstanding common stock. The offer expires at 5:00 p.m., Calgary time, on September 5, 2001, unless extended.

The offer is conditioned upon, among other things, there being validly deposited under the offer and not properly withdrawn, a majority of the Grey Wolf common shares not currently owned by Abraxas and Canadian Abraxas and approval by the Abraxas stockholders of the consummation of the offer and the issuance of the shares of Abraxas common stock in the offer.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO EXCHANGE THE SECURITIES OF ABRAXAS FOR THE SECURITIES OF GREY WOLF. ANY SUCH OFFER OR SOLICITATION WILL BE SUBJECT TO CERTAIN CUSTOMARY CONDITIONS AND WILL BE MADE ONLY BY ABRAXAS' PROSPECTUS AND OTHER EXCHANGE OFFER MATERIALS, WHICH HAVE BEEN FILED WITH THE SEC AND HAVE BEEN MAILED TO GREY WOLF'S STOCKHOLDERS. GREY WOLF'S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE DOCUMENTS ARE ALSO AVAILABLE AT NO CHARGE FROM THE SEC'S WEB SITE, WWW.SEC.GOV, AND FROM ABRAXAS PETROLEUM CORPORATION AT 500 NORTH LOOP 1604 EAST, SUITE 100, SAN ANTONIO, TEXAS 78232.

Abraxas Petroleum Corporation is a San Antonio-based crude oil and natural gas exploration and production company that also processes natural gas. It operates in Texas, Wyoming and western Canada. For additional information about the Company, please visit our web site, www.abraxaspetroleum.com, for the most current and updated information. The web site is updated daily in order to comply with the SEC Regulation FD (Fair Disclosure).

Safe Harbor for forward-looking statement: Statements in this release looking forward in time involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to be materially different from any future performance suggested in this release. Such factors may include, but may not be necessarily limited to, changes in the prices received by the Company for crude oil and natural gas. In addition, the Company's future crude oil and natural gas production is highly dependent upon the Company's level of success in acquiring or finding additional reserves. Further, the Company operates in an industry sector where the value of securities is highly volatile and may be influenced by economic and other factors beyond the Company's control. In the context of forward-looking information provided for in this release, reference is made to the discussion of risk factors detailed in the Company's filing with the Securities and Exchange Commission during the past 12 months.

FOR MORE INFORMATION CONTACT:
Janice Herndon/Manager Corp. Communications
Telephone 210-490-4788
jherndon@abraxaspetroleum.com
www.abraxaspetroleum.com